Filed by Virgin Media Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: Virgin Media Inc.

Commission File No.: 000-50886

As you probably know, Virgin Media Inc. and Liberty Global Inc. have entered into an agreement to merge. I’m writing to tell you more about the ways the Merger affects our Shareplans (Sharesave and the Partnership Plan), and the important decisions you’ll need to make as a member of one or both in the coming days. The Merger affects Sharesave and the Partnership Plan in different ways. We want you to be fully informed, so it’s really important you read through everything in this pack. We’ll then need you to fill out the appropriate forms and get them posted back by Wednesday 22 May 2013. The Merger The Merger will result in Virgin Media and Liberty Global becoming wholly owned subsidiaries of a new parent company. This new company will be called Liberty Global plc (“New Liberty”), and will be registered as a UK public limited company with shares traded on NASDAQ. We’ve set out details of how the Merger works in our definitive joint proxy statement/prospectus which is available online at virginmedia.com/investors – so if you want a closer look, it’s all there. More about the definitive joint proxy statement/prospectus can be found at the end of this letter under “Legal Stuff”. The Merger has to be approved by shareholders of both Liberty Global and Virgin Media and will only go ahead if this happens and certain other closing conditions are met. We’re expecting shareholder meetings to take place on Monday 3 June 2013 for Liberty Global shareholders and Tuesday 4 June 2013 for Virgin Media shareholders. Changes to Sharesave If the Merger’s approved by the shareholders, you’ll be able to exchange your Virgin Media Option(s) for Option(s) over shares in New Liberty, the new parent company. Your Sharesave will carry on, and you’ll continue saving each month until maturity. Then you’ll have the chance to buy and sell New Liberty shares instead of Virgin Media shares. Alternatively, you can exercise your Virgin Media Option(s) immediately before the Merger completes but using only your savings to date. If your Virgin Media Option(s) have been held for less than 3 years, you’ll also pay income tax on any gains you make. There’s more about this in our Sharesave guide. Mr Sample 1 Sample St Sample Town Sampleshire AB1 2CD May 2013 Hello Sample, Our Shareplans and the Merger of Virgin Media Inc. and Liberty Global Inc. THIS PACK AND ITS CONTENTS ARE VERY IMPORTANT. PLEASE MAKE SURE YOU’VE READ EVERYTHING CAREFULLY BEFORE YOU MAKE YOUR DECISION This document constitutes part of a prospectus covering securities that have been registered by Virgin Media, Inc. on Form S-8 under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The issuance of rolled over options is made in an offshore transaction to non-U.S. persons pursuant to an exemption from registration and is therefore not registered under the Securities Act, and no hedging transactions involving rolled over options may be conducted unless in compliance with the Securities Act. The shares issued upon exercise of a rolled over option will be registered on Form S-8 by New Liberty following the Merger. Killik & Co LLP, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, has approved this letter as it relates to Sharesave for the purposes of section 21 of the Financial Services and Markets Act 2000.

Changes to the Partnership Plan If you’re a member of the Partnership Plan, you’re a Virgin Media shareholder – so you’ll participate in the Merger in the same way as other Virgin Media shareholders. When the Merger’s completed, you can’t make any further lump sum and/or monthly payments to buy Partnership shares. The good news is that your Partnership Plan Trust will remain in place for at least another 5 years, so you’ll still be able to benefit from income tax and National Insurance contributions savings on the Partnership and any Dividend shares you already hold. If you’re making monthly contributions your final shares will be bought mid-May, using your April monthly contribution. Your final monthly contribution is expected to be deducted on Friday, 24 May 2013. If the Merger goes ahead this contribution will be refunded to you in June 2013. Your pack Your pack contains: • A statement detailing your Virgin Media Sharesave Option(s) and, if you’re a member of the Partnership Plan, your contributions and Partnership shares • Guides with more information on how the Merger affects the Sharesave and/or Partnership Plan, and what you have to do by when • Answers to frequently asked questions • Sharesave Form(s) of Election, which you’ll need to complete and send to our Sharesave providers in the envelope(s) we’ve also provided. These need to arrive by Wednesday 22 May. Note there’s one Form of Election covering 2009/2010/2011 Options and another for 2013 Options. You’ll only have in your pack the Form of Election that’s relevant to you – so you’ll have both Forms if you have any 2009/2010/2011 Option(s) and a 2013 Option. If you do have both, make sure you complete and send them back in the right envelope. The Form for the 2009/2010/2011 Option(s) has the Yorkshire Building Society logo on it and the Form for the 2013 Option carries the Computershare logo. What’s next? If you’re a Sharesave member Read the Sharesave guide and the other information in your pack, and decide what you want to do. You’ll then need to fill out the Sharesave Form(s) of Election and post it to our Sharesave providers (Computershare for a 2013 Option and/or Yorkshire Building Society for 2009/2010/2011 Option(s)) so it arrives no later than Wednesday 22 May 2013. If you already have Virgin Media shares you’ve kept from recent maturities (2008 and 2009 Sharesave) in a Nominee Account with Killik or another broker, you’ll have the opportunity to vote in the same way as other Virgin Media shareholders. You’ll also receive the same consideration as other Virgin Media shareholders: $17.50 in cash, 0.2582 of a class A New Liberty ordinary share, and 0.1928 of a class C New Liberty ordinary share for each Virgin Media share you hold. If this applies to you, you’ll shortly get more details separately from Killik or your broker. If you’ve got shares in the Partnership Plan Read through the Partnership Plan guide. You don’t need to take any action to receive the Merger consideration for your shares. To vote on the Merger, you’ll need to make your decision online by going to www.computershare.com/virginmediavotingfacility (which is separate from the normal Partnership Plan portal) to complete this voting form by no later than Wednesday 29 May 2013. You’ll need your User ID, which can be found on the statement included in your pack, and a PIN, which Computershare will send you by email. One more thing As well as our guides to the effects of the Merger on our Shareplans, please make sure you read the legal stuff too – it’s your money, and it’s important you understand what’s happening. And don’t forget, you’ve got until Wednesday 22 May 2013 to return your form(s). Kind regards, Graham Liggat Reward Director

The Legal Stuff 1. If you’re in any doubt as to what you need to do, seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent adviser who, if you’re taking financial advice in the United Kingdom, is authorised or appropriately regulated under the Financial Services and Markets Act 2000 or, if you are in a territory outside the United Kingdom, is an appropriately authorised independent financial adviser. Please note that nothing in this pack constitutes financial advice to any holder of shares or share options in Virgin Media or New Liberty. 2. All words and expressions defined in the definitive joint proxy statement/prospectus have the same respective meanings in this document. 3. In the event that there’s a conflict between this letter and the accompanying documents and the rules of the Sharesave or Partnership Plan or any relevant legislation, the rules and/or the legislation will prevail. 4. References to taxation are for guidance only and assume that you are and were domiciled, resident and ordinarily resident for tax purposes in the UK at all relevant times. 5. If you roll over your Option(s) you confirm that: you are an individual who is not resident in the United States, and that you are acquiring your new Option(s) on your own behalf, and not on the behalf of, or for the account or benefit of, any other person; and that you understand that your Option(s) are not transferable; and that you will not engage in hedging transactions with regard to your Option(s) unless in compliance with the U.S. Securities Act. Important additional information regarding the Merger has been filed with the SEC: Liberty Global Corporation Limited, a company that has been established in connection with the transaction, has filed a registration statement on Form S-4 (Registration No. 333-187100) with the Securities and Exchange Commission (SEC) which the SEC declared effective on May 1 2013 and which includes a definitive joint proxy statement of Virgin Media and Liberty Global and constitutes a prospectus of Liberty Global Corporation Limited. VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/ PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus has been sent to security holders of Virgin Media and Liberty Global seeking their approval of the proposed transaction. Investors may obtain a free copy of the definitive joint proxy statement/prospectus, and other relevant documents filed by Liberty Global Corporation Limited, Liberty Global and Virgin Media with the SEC at the SEC’s web site at http://www.sec.gov. The definitive joint proxy statement, and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s web site (www.virginmedia.com) or by directing a request to Virgin Media Inc., 65 Bleecker Street, 6th Floor, New York, New York 10012, Attention: Investor Relations. Copies of documents filed by Liberty Global and/or Liberty Global Corporation Limited with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s web site (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations. What’s happening when? Date Sharesave Wednesday 22 May 2013 Cut off date for returning your Sharesave Form of Election to Yorkshire Building Society and/or Computershare Friday 24 May 2013 Sharesave monthly deductions After shareholder meetings and before Merger completes Exercise of Sharesave Options if participants elect to exercise Immediately before Merger completes Rollover of Sharesave Options takes place Late June/Early July 2013 Statement confirming your new Sharesave Option and exercise price Date Partnership Plan Tuesday 2 April 2013 Most recent Virgin Media Dividend payment Monday 22 April 2013 Partnership Plan Dividend share purchase Monday 20 May 2013 Final Partnership Plan share purchase Friday 24 May 2013 Last expected Partnership Plan monthly share purchase salary deduction Wednesday 29 May 2013 Last date you can vote on the Merger Wednesday 26 June or Friday 26 July 2013 Partnership Plan cash consideration payment paid via payroll Late June/Early July 2013 Statement confirming your number of New Liberty shares